Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

March 20, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	North Asia Investment Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed February 4, 2008

File No. 333-148378

Dear Ms. Parker:

On behalf of North Asia Investment Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated February 19, 2008, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Sean Donahue of your office.

Please be advised that as a result of certain changes in the Company’s management team, the Company now qualifies as a foreign private issuer. Accordingly, Amendment No. 2 to the Registration Statement is being filed on Form F-1.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to comment four and reissue it in part. Please submit all material exhibits in order to facilitate our review of your filing. We may have further comment upon our review.

All material exhibits have been filed with Amendment No. 2 as requested.

Securities and Exchange Commission

March 20, 2008

Risk factors, page 20

2.	We note your response to comment 10. Please revise the risk factor at page 46 titled “[t]here are procedural requirements” by eliminating the mitigating language “we cannot assure that we will be able to meet all timely requirements,” and state the extent of the risk plainly and directly.

We have revised the disclosure on page 46 of the Registration Statement as requested.

Taxation, page 107

3.	We note your response to comment 24 and reissue this comment. Please revise to eliminate the language indicating that readers “should consult” with their own advisors, although you may suggest this course of action.

We have revised the disclosure on pages 110, 112, 113, 115, 116 and 117 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc: Thomas Chan-Soo Kang